UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 0-15386

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation 2001 Associate Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cerner Corporation

2800 Rockcreek Parkway

North Kansas City, MO 64117

Required Information

Report of Independent Registered Public Accounting Firm – 2011 and 2010	1

Report of Independent Registered Public Accounting Firm – 2009	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2011 and December 31, 2010	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011, 2010 and 2009	4

Notes to Financial Statements	5

Exhibits:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERNER CORPORATION 2001 ASSOCIATE STOCK PURCHASE PLAN

Dated: March 23, 2012	By:	/s/ Marc G. Naughton
Marc G. Naughton, Executive Vice President
and Chief Financial Officer of Cerner Corporation

Report of Independent Registered Public Accounting Firm

Board of Directors

Cerner Corporation 2001 Associate Stock Purchase Plan

We have audited the accompanying statements of net assets available for benefits of the Cerner Corporation 2001 Associate Stock Purchase Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cerner Corporation 2001 Associate Stock Purchase Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Brown Smith Wallace, LLC

St. Louis, Missouri

March 23, 2012

Report of Independent Registered Public Accounting Firm

Board of Directors

Cerner Corporation 2001 Associate Stock Purchase Plan

We have audited the accompanying statement of changes in net assets available for benefits of the Cerner Corporation 2001 Associate Stock Purchase Plan (Plan) for the year ended December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ Weaver & Martin, LLC

Kansas City, Missouri

March 25, 2010

Cerner Corporation 2001 Associate Stock Purchase Plan

Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2011	2010

Contributions receivable	$3,042	$2,407
Refunds payable	(93)	(74)

Net assets available for benefits	$2,949	$2,333

See accompanying notes to financial statements.

Cerner Corporation 2001 Associate Stock Purchase Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
(In thousands)	2011	2010	2009

Participant contributions	$11,281	$8,997	$7,488
Distributions of stock purchases	(10,665)	(8,756)	(7,055)

Increase in net assets available for benefits	616	241	433

Net assets available for benefits:
Beginning of year	2,333	2,092	1,659

End of year	$2,949	$2,333	$2,092

See accompanying notes to financial statements.

Cerner Corporation 2001 Associate Stock Purchase Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Cerner Corporation 2001 Associate Stock Purchase Plan, as amended and restated May 27, 2011 (the Plan), is provided for general information purposes only. Reference should be made to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Cerner Corporation (the Company) effective May 25, 2001 and amended and restated by Company management on May 27, 2011. The Plan is a non-qualified stock purchase plan and therefore is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All full-time associates are eligible to participate in the Plan except for:

•	Associates who, as of the date of grant of an option, have been continuously employed by the Company for less than two weeks.

•

Associates who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company Common Stock, as defined by the plan.

•	Associates who are customarily employed by the Company for less than 20 hours per week or for not more than five months in any calendar year.

Contributions

Participants may elect to make after-tax contributions from 1% to 20% of compensation to the Plan, subject to annual limitations in accordance with the Plan document. The elected contribution may be changed as often as desired. Participant contributions are accumulated and held by the Company. The Company remits participant contributions to the Plan at the end of each calendar quarter. The contributions are then used to purchase shares of Cerner Corporation Common Stock. Participant contributions are fully vested at all times.

Distributions

The Plan gives all eligible participants the opportunity to purchase shares of Company Common Stock at a 15% discount to the closing stock price on the last trading day of the calendar quarter. The Plan has four offerings of the Company’s Common Stock each calendar year. The Company applies the balance of the funds withheld on behalf of each participant to purchase shares of the Company’s Common Stock and issues the shares to the participant. Participants take ownership of the Common Stock once they have been purchased; however, these shares may not be sold, transferred, or assigned for a period of one year after the date issued. All stock is held in each individual participant’s account; therefore, the Plan does not hold any investments.

Participant Withdrawals

Once associates have enrolled in the Plan, they are not required to re-enroll each option period unless they have withdrawn from the Plan, which may be done within the three day period prior to the last trading day of the calendar quarter.

Upon the termination of a participant’s employment with the Company for any reason other than death, the funds withheld on behalf of the participant under the Plan will be frozen to future accruals and the participant will be withdrawn from participation in the Plan. At that time, the participant may give written notice to the Plan administrator within three business days after a participant’s termination (so long as there is at least three days remaining before the last trading day of the calendar quarter) of his/her desire to cancel his/her option under the Plan, in which case the balance of all funds withheld on behalf of the participant will be returned to the participant. If the participant provides no such notice or if there are less than three business days remaining before the last trading day of the current calendar quarter, then the option will be exercised on the last trading day of the calendar quarter.

As soon as administratively feasible after the death of a participant, any Common Stock and/or cash credited to the participant under the Plan will be delivered to the participant’s executor, administrator or other legal representative of the participant’s estate.

2.	Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Participant Contributions

Participant contributions are recorded in the period in which funds are withheld from a participant’s compensation, and are presented net of participant withdrawals.

Stock Purchases on Behalf of Participants

Stock purchases on behalf of participants are recorded in the period in which the funds are used to purchase stock.

Administrative Expenses

Administrative expenses incurred by the Plan are paid by the Company.

3.	Plan Termination

Although the Company does not have any present intention of doing so, it has the right under the Plan to amend or terminate the Plan at any time. In the event of termination, all funds withheld and accumulated by the Company on behalf of the participants shall be distributed to the participants in accordance with the Plan document.

4.	Tax Status

The Plan is not exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code); however, the Plan is intended to constitute an “employee stock purchase plan” within the meaning of Section 423 of the Code.